3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial (215) 981-4659

direct fax (866) 422-2114

falcoj@pepperlaw.com

September 16, 2019

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mr. John Grzeskiewicz

Re:	FundVantage Trust File Nos. 333-141120 and 811-22027

Dear Mr. Grzeskiewicz:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) to the Trust’s Post-Effective Amendment No. 208 to the Trust’s registration statement on Form N-1A filed with the Commission on April 17, 2019 (the “Amendment”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to register the Gryphon International Equity Fund (the “Fund”) as a new series of the Trust under the Investment Company Act of 1940, as amended (the “1940 Act”), and to register the Fund’s shares under the Securities Act.

We have organized this letter by setting forth the Staff’s comments to the prospectus in italicized text followed by the Trust’s response to the Staff’s comments. Capitalized terms used below and not otherwise defined herein have the meanings assigned to them in the Amendment.

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1.	In footnote 2 to the fee table in the Fund Summary, include the date on which the Expense Limitation Agreement will expire.

Response: The prospectus has been revised to reflect the Staff’s comment.

2.	In the Summary of Principal Risks section, revise “Leverage Risk” to include leverage resulting from the use of derivatives.

Response: The Fund will not incur indebtedness for borrowed money. As such, leverage risk is not a principal risk of the Fund, and that disclosure has been removed.

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Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

Division of Investment Management

U.S. Securities and Exchange Commission

September 16, 2019

3.	In the section “More Information about the Fund’s Investment Objective, Strategies, and Risks,” under the heading “Investment Objective,” state the notice period required before changing the Investment Objective of the Fund.

Response: The prospectus has been revised to reflect the Staff’s comment.

4.	Include a principal risk factor reflecting that the adviser of the Fund has not previously managed an investment company registered under the 1940 Act.

Response: The prospectus has been revised to reflect the Staff’s comment.

5.	In the section entitled “Prior Performance of the Investment Adviser,” state that the other accounts in the composite have substantially similar investment strategies to that of the Fund.

Response: The prospectus has been revised to reflect the Staff’s comment by adding the following as the second sentence in the section: “The Composite accounts are managed with a substantially similar investment objective, investment policies, and investment strategies, as those of the Fund.”

6.	In the section entitled “Prior Performance of the Investment Adviser,” disclose (1) the average annual total return for the one-year, five-year, ten-year, and since inception periods above the prior performance table; (2) the net adjusted return of the composite more prominently than the other columns; (3) that the manner in which the performance was calculated for the Composite differs from that of registered mutual funds such as the Fund and that if the performance was calculated in accordance with the U.S. Securities and Exchange Commission standardized performance methodology, the performance results may have been different; and (4) the meaning of “carve outs” in the footnotes to the table.

Response: The prospectus has been revised to reflect (1) the average annual total return net for the one-year, three-year, five-year, and ten-year periods ended December 31, 2018, net and gross of fees. The prospectus has also been revised to (2) display the net adjusted return of the Composite more prominently than the other columns, (3) state that the manner in which the Composite performance is calculated differs from the manner prescribed by the Securities and Exchange Commission for investment companies, and (4) include the meaning of the phrase “carve outs” in the footnotes to the table.

Division of Investment Management

U.S. Securities and Exchange Commission

September 16, 2019

7.	Please confirm that accounts temporarily removed from the Composite as a result of “significant cash flows” are not managed in a similar fashion as those which are included in the Composite.

Response: The Adviser has confirmed that accounts that experience significant cash flow are temporarily excluded from the Composite because accounts that experience significant cash flows are not managed pursuant to a substantially similar investment strategy as those accounts in the Composite.

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We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659 or, in his absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Mr. Joel Weiss, President of FundVantage Trust Mr. Richard Keyes, Treasurer of FundVantage Trust John M. Ford, Esq.